FILED PURSUANT TO RULE 425
FILING PERSON: PINNACLE FINANCIAL PARTNERS, INC.
SUBJECT COMPANY: CAVALRY BANCORP, INC.
REGISTRATION STATEMENT NO. 333-129076
This communication is not a solicitation of a proxy from any security holder of Pinnacle Financial Partners, Inc. (“Pinnacle”) or Cavalry Bancorp, Inc. (“Cavalry”). Pinnacle has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger of Pinnacle and Cavalry. The Form S-4, which has been declared effective by the SEC, contains a joint proxy statement/prospectus and other documents for the respective shareholders’ meeting of Pinnacle and Cavalry at which time the proposed merger will be considered. The Form S-4 and joint proxy statement/prospectus contain important information about Pinnacle, Cavalry, the merger and related matters.
INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Cavalry Bancorp, 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-2272. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 14, 2005, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Cavalry’s directors and executive officers is contained in the proxy statement filed by Cavalry with the Securities and Exchange Commission on March 18, 2005, which is available on Cavalry’s website (www.cavb.com). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available.

NASDAQ: PNFP
Contact Pinnacle
Visit pnfp.com
My Pinnacle e-letter
November 2005
In this issue from
Pinnacle Financial Partners
The Advisor
Federal Panel Seeks to Change Mortgage Deduction
News From PNFP
New Honors for Our Clients and Pinnacle
Pinnacle Moves Into Top 10 in Market Share
New Faces at Pinnacle
Pinnacle and Nashville Saves “Bank Pennies”
Feedback Welcome
Ask Pinnacle
When will the new $10 bill be in circulation? And what’s different about it?
Business Briefs
Local Economy Seen as Unchanged; National Economy Average or Above
Pinnacle Ranks First in Small Business Loans
Counsel On Call Makes Inc. 500
Learning Center Events
Upcoming Workshops

By Ross Kinney, Manager, Pinnacle Mortgage Group
A proposal by President Bush’s tax-reform panel to convert the mortgage-interest deduction to a 15 percent tax credit is getting mixed reviews. Currently, taxpayers who itemize can deduct interest paid during the year on a mortgage up to $1 million, and a home-equity loan worth up to $100,000. If the panel’s proposal is enacted, mortgages eligible for the tax break would be limited by a formula reflecting the average regional price of housing. Today, that range would be from $227,000 to $412,000 nationwide. Mortgages for second homes and interest paid on home-equity loans would not be eligible for the 15 percent credit. Keep in mind a deduction lowers your taxable income while a credit lowers the tax you must pay.
Click here to read more.
For more information call Ross Kinney at 744-3781 or via e-mail at ross.kinney@pnfp.com.

Congratulations to the Pinnacle clients and partners who were winners or finalists in the Nashville Business Journal’s “Best Places to Work” awards.
•	Vaco LLC (winner, small company category)

•	Pinnacle Financial Partners (three-time winner, this year among large companies)

•	Baker, Donelson, Bearman, Caldwell & Berkowitz

•	e+ healthcare

•	Eakin Partners

•	KraftCPAs

•	Lattimore, Black, Morgan & Cain

•	NAI Mathews Partners

•	National Renal Alliance

•	Seigenthaler Public Relations

•	Sherrard & Roe
Check out the area’s “Best Places to Work” in the Nashville Business Journal supplement in the Friday, November 18 edition.

Pinnacle Moves Into Top 10 in Market Share

Pinnacle moved into the top 10 in the most recent ranking of financial institutions’ market share in the Nashville-Davidson-Murfreesboro MSA, based on the most recent deposit data from the Federal Deposit Insurance Corporation (FDIC). With about $693 million in deposits as of the end of June, Pinnacle ranked No. 9 in the MSA, compared to its No. 12 ranking last year when the firm reported $468 million in deposits.
Cavalry Banking, which is expected to become part of Pinnacle in early 2006 as the two institutions close on their acquisition agreement, was ranked first in market share in Rutherford County. The deposits of Pinnacle and Cavalry together would put the combined institution in the sixth position in market share in the MSA.*

New Faces at Pinnacle

Joy Hagan
Pinnacle welcomes financial advisor Joy Hagan as senior vice president and office manager for the firm’s Cool Springs office. Joy brings 20 years of experience from US Bank where she most recently served as branch manager for its Brentwood office. She previously managed its Brentwood, Green Hills and Belle Meade offices.
Joy holds a bachelor’s degree from the University of Tennessee and attended the Vanderbilt School of Banking. She is active in the Brentwood Chamber of Commerce and Junior Achievement.
Pinnacle also welcomes the following service specialists:
Beverly Garrett brings 33 years of experience from AmSouth/First American. She comes from its Music Row office where she served as a client service representative. Previously she was a financial assistant in its Private Client/Wealth Management area.
Debbie Litchfield brings 8 years of experience from SunTrust Bank where she served as assistant branch manager at its Dickerson Road office.
Kathi Rougon brings 15 years of experience from AmSouth/First American where she most recently served as an assistant vice president and project manager. She has also held roles of human resources recruiter, teller training instructor and branch service manager.

Pinnacle Partners with Nashville Saves to “Bank Pennies”

Pinnacle and other financial institutions in town recently partnered with Nashville Saves in an event to help convert loose change into savings accounts. Because of the effort, $3,943.22 that was laying around somewhere as loose change is now earning interest in new savings accounts.

Feedback Welcome

We are continually looking for ways to improve Pinnacle’s e-letter. If you have suggestions or topics you’d like us to cover, click here. We welcome your feedback anytime.

The newly-designed $10 bill, the first redesign for this bill since 2000, is slated to be in circulation early next year.
The most visible difference? Color. The new design features splashes of red, yellow and orange. The Statue of Liberty’s torch is in red, as is the phrase “We the People” on the bill’s front. The background of the bill is a subtle orange, and small “10s” around the torch are in yellow on the front of the bill and to the right of the U.S. Treasury building on the back of the bill.
New security features include a security thread running through the bill that says “USA Ten” when held to the light, a faint watermark to the right of Alexander Hamilton’s image when the bill is held up to the light, and a change in ink color from copper to green on the lower right side when the bill is shifted under the light.
The new bill is being introduced as the federal government continues its effort to thwart counterfeiting.

Most Nashville business leaders (56.4 percent) viewed the local economy in third quarter as unchanged from the second quarter, and a large majority (81.9 percent) characterized the national economy as average or above average for the third quarter.
Of those who responded to Pinnacle’s Third Quarter Economic Index survey, nearly three-quarters said rising fuel prices after Hurricanes Katrina and Rita have adversely impacted their businesses, and nearly half of those plan to pass some or all of the increased costs to their customers.
These are three of the key findings in the Pinnacle Third Quarter Economic Index. Click here for the full report.

Pinnacle Ranks First in Small Business Loans

Pinnacle Financial Partners has been ranked as the Nashville area’s top small business lender based on its dollar volume of small business loans. The ranking is based on data from the Small Business Administration.
Cavalry Banking in Rutherford County, slated to become a part of Pinnacle when the two close on their acquisition agreement by early 2006, is ranked No. 4 on the list. Together, Pinnacle and Cavalry have $351 million in small business loans, which is nearly double that of the No. 2 lender’s $182 million.
None of the large regional financial institutions represented in Middle Tennessee made the list.
“Since we founded Pinnacle five years ago, our focus has been on small businesses and their owners/operators,” said Terry Turner, president and CEO. “This ranking is another proof point that our financial advisors are meeting the financial needs of this segment better than anyone else in the market.” *

Counsel On Call Makes Inc. 500

Pinnacle client Counsel On Call, a placement company that provides attorneys to work in a contract capacity to law firms and corporate legal departments, was named to the 2005 Inc. 500. This is the second consecutive year the Brentwood-based company has made Inc.’s prestigious list. This year Counsel On Call was ranked No. 380 based on three-year growth of 360 percent and annual revenues of $4.9 million.
Congratulations to Counsel On Call for the well-deserved recognition.

Smart Cash Flow Management for Businesses with David Sturdivant of Pinnacle Treasury Management
Pinnacle West End
Thursday, December 15, 11:30 a.m.-12:30 p.m. (workshop and lunch)
RSVP or questions: Brenda Duckworth, 690-4005 or via e-mail at brenda.duckworth@pnfp.com
Designed primarily for office managers, bookkeepers and administrators interested in automating so they can:

•	Complete finance activities on time and correctly without having to hire more staff

•	Speed up the account reconciliation process

•	Send payments electronically (rather than everything being manual and paper-based)

•	Effectively use wire transfers and the Automated Clearing House (ACH)
Click here to unsubscribe from this e-letter. This link will open a new message; send this message to complete unsubscribe process.
* Certain of the statements in this information may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle and Cavalry, future financial and operating results and Pinnacle’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the risk that the cost savings and any revenue synergies from the merger may be realized or take longer than anticipated, disruption from the merger with customers, suppliers or employee relationships, the risk of successful integration of the two businesses, the failure of Cavalry or Pinnacle shareholders to approve the merger and the ability to obtain required governmental approvals of the proposed terms and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K and the Quarterly Reports on Form 10-Q of both Pinnacle and Cavalry filed with the Securities and Exchange Commission and available on the SEC’s website set forth below. Pinnacle and Cavalry disclaim any obligation to update or revise any forward-looking statements contained in this information, whether as a result of new information, future events or otherwise.
ON NOVEMBER 14, 2005, PINNACLE’S REGISTRATION STATEMENT FILED WITH THE SEC (FILE NO. 333-129076), WHICH CONTAINED A JOINT PROXY STATEMENT/PROSPECTUS RELATED TO THE PROPOSED PINNACLE/CAVALRY MERGER WAS DECLARED EFFECTIVE. INVESTORS AND

SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations ((615) 744-3710) or Cavalry Banking Corp., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-2272.
The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the SEC on March 14, 2005, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Cavalry’s directors and executive officers is contained in the proxy statement filed by Cavalry with the SEC on March 18, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the SEC.